November 2, 2015

Re:	Advanced Accelerator Applications S.A. Registration Statement on Form F-1 Filed October 1, 2015 File No. 333-207223

Suzanne Hayes

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

We are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form F-1 (the “Registration Statement”) of Advanced Accelerator Applications S.A. (the “Company”) contained in the Staff’s letter dated October 15, 2015 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an amended Registration Statement together with this response letter. The amended Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the amended Registration Statement (including exhibits) and three marked copies of the amended Registration Statement showing the changes to the Registration Statement filed on October 1, 2015.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the amended Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission	2	November 2, 2015

Summary
Our Business
Overview, page 1

1.

We note your revised disclosure and response to our prior comment 1. Please revise your prospectus summary to remove your discussion of confirmed progression event deaths and median PFS in the treatment arms of your Phase 3 trial. Your discussion of such information should be limited to sections of the prospectus where additional detailed information on clinical results provides context for evaluating such information.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the amended Registration Statement.

Other Contracts
FRI License, page 133

2.	Please expand your disclosure to describe the termination provisions of the FRI license agreement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the amended Registration Statement.

Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission	3	November 2, 2015

Please do not hesitate to contact me at (212) 235-2380 or stefano.buono@adacap.com, or John G. Crowley at (212) 450-4550, (212) 701-5550 (fax) or john.crowley@davispolk.com, if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Stefano Buono

Stefano Buono

cc:	Via E-mail Heinz Mäusli– Chief Financial Officer - Advanced Accelerator Applications S.A. Stéphane Devin – KPMG S.A. John G. Crowley – Davis Polk & Wardwell LLP